Archipelago Trading Services, Inc.
Notes to the Statement of Financial Condition
Year Ended December 31, 2015

($ in thousands)

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of NYSE Group, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of NYSE Holdings LLC.

The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid.

The Company pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed. The Company collects activity assessment fees from customers and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by us to the SEC. As a result, Section 31 fees do not have an impact on the Company's net income.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2015, included $3,872 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

($ in thousands)

The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned.

Receivables from Brokers, Dealers and Customers
Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectability of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in general and administrative expense in the statement of operations.

Fair Value of Financial Instruments
The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value. When measuring fair value, the Company identifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2015, the Company's cash equivalents include $3,872 of investment in money market funds that are classified as Level 1, because there are quoted prices in active markets for the funds.

Income Taxes
The Company is included in the consolidated federal and certain state unitary income tax returns filed by the Parent. The Company also files separate state and local income tax returns in certain other states. Federal and unitary state income taxes payable by the Parent on behalf of the Company are included as a component of payables to related parties. Income taxes reflected in the accompanying financial statements are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of its assets and liabilities. The Company establishes valuation allowances if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

($ in thousands)

Recently Adopted and New Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. ASU 2015-17 is part of the FASB's simplification initiative aimed at reducing complexity in accounting standards. This new standard requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current on the balance sheet. ASU 2015-17 will be effective on a retrospective basis for annual reporting periods beginning after December 15, 2016, but early adoption is permitted. The Company decided to early adopt ASU 2015-17 on a retrospective basis for the annual period ended December 31, 2015 and the adoption did not have a material effect on our consolidated financial statements.

3. Related Party Transactions

The Company pays clearing fees to the Clearing Broker. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services.

The agreement was revised effective December 18, 2007, and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Throughout the year a related party, the Securities Industry Automation Corporation ("SIAC") incurs costs for trade technology support provided to all the NYSE-affiliated markets. These costs include payroll and technology costs and are allocated to the parties to which it provides support for.

Amounts due to the Parent for federal and unitary state income taxes paid (or payable) by the Parent on behalf of the Company were $15 at December 31, 2015. As part of operations, certain cash receipts/disbursements are received and paid through related parties. Balances resulting from the above transactions resulted in a receivable from related parties of $145 and a payable to related parties of $497, net of taxes payable, at December 31, 2015.

4. Concentration and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or Clearing Broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2015, were settled without an adverse effect on the Company's financial statements taken as a whole. The maximum exposure the Company is exposed to varies based on daily trading activities and the maximum potential losses to such exposure cannot be estimated.

($ in thousands)

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

As of December 31, 2015, three customers accounted for 44% of receivables from brokers, dealers, and subscribers

5. Commitments and Contingencies

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from customer accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

6. Income Taxes

As of December 31, 2015, the Company had approximately $4,573 federal and state net operating loss carry forwards which are set to expire beginning in 2021 (through 2022). The Company had a $168 valuation allowance for the net operating loss deferred tax asset of $664 since the Company believes it is more likely than not that this amount will not be realized in the foreseeable future. The Company's 2012-2015 tax years remain subject to examination by the relevant tax authorities.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2015, the Company had net capital of $4,485 which was $4,424 in excess of its required net capital of $61. The ratio of the Company's aggregate indebtedness to net capital was 0.20 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through February 25, 2016, which is the date these financials were available to be issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statements.